UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

SU Group Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8552M 109

(CUSIP Number)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8552M 109

1.	Names of Reporting Persons Exceptional Engineering Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,422,800 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,422,800(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,422,800(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 63.6% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 8,422,800 ordinary shares, HK$0.01 par value per share (“Ordinary Shares”) of SU Group Holdings Limited held by Exceptional Engineering Limited (“EEL”), a Reporting Person. Mr. Chan Ming Dave is the sole shareholder of EEL and as such, may be deemed to be the beneficial owner of the securities held by EEL.

(2)	Percentage based on 13,250,000 outstanding Ordinary Shares outstanding upon the closing of the Issuer’s initial public offering, as set forth in the prospectus dated January 23, 2024 filed with the Securities and Exchange Commission on January 23, 2024.

 CUSIP No. G8552M 109

1.	Names of Reporting Persons Ming Dave Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 9,016,800(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,016,800(3)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,016,800(3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 68.1% (3)(4)
12.	Type of Reporting Person (See Instructions) IN

(3)	Consists of 8,422,800 Ordinary Shares held by EEL, a Reporting Person and 594,000 Ordinary Shares held by DC & Partners Incorporation Limited (“DPI”). Mr. Chan Ming Dave is the sole shareholder of EEL and DPI and holds the voting and dispositive power over the ordinary shares held by such entities, and as such, may be deemed to be the beneficial owner of the securities held by EEL and DPI.

(4)	Percentage based on 13,250,000 outstanding Ordinary Shares outstanding upon the closing of the Issuer’s initial public offering, as set forth in the prospectus dated January 23, 2024 filed with the Securities and Exchange Commission on January 23, 2024.

Item 1(a). Name of Issuer

SU Group Holdings Limited (the “Issuer”).

Item 1(b). Address of the Issuer’s Principal Executive Offices

Unit 01 – 03, 3/F, Billion Trade Centre, 31 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Item 2(a). Names of Persons Filing

This Schedule is filed by Exceptional Engineering Limited (“EEL”) and Mr. Ming Dave Chan. The foregoing entity and individual are collectively referred to as the “Reporting Persons.”

Mr. Chan Ming Dave is the sole shareholder of EEL and DC & Partners Incorporation Limited (“DPI”) and holds the voting and dispositive power over the ordinary shares held by such entities, and as such, may be deemed to be the beneficial owner of the securities held by EEL and DPI.

Item 2(b). Address of the Principal Business Office, or if none, Residence:

The address of the Principal Business Office of EEL is Craigmuir Chamber, Road Town, Tortola, VG 1110, British Virgin Islands.

The address of the Principal Business Office for Mr. Chan is Unit 01 – 03, 3/F, Billion Trade Centre, 31 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Item 2(c). Citizenship

EEL is a British Virgin Islands business company. Mr. Chan is a Chinese (Hong Kong) citizen.

Item 2(d). Title of Class of Securities

Ordinary shares, $0.0001 par value per share (“Ordinary Shares”) of the Issuer.

Item 2(e). CUSIP Number

G8552M 109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.
☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.
☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d) Investment company registered under Section 8 of the Investment Company Act.
☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 22, 2024

EXCEPTIONAL ENGINEERING LIMITED

By:	/s/ Ming Dave Chan
Name:	Ming Dave Chan
Title:	Director

 DATE: February 22, 2024

/s/ Ming Dave Chan
Ming Dave Chan